July 26, 2012

Second Quarter 2012 Markets in Review

U.S. Equity markets recovered about two-thirds of May's losses last month, with the S&P 500 Index up +4.1% in June. The Index has gained 9.5% for the first half of 2012. The MSCI EAFE Index, which measures equity market performance of developed markets outside of the U.S. & Canada, gained +7% in June and +3% for the first six months of the year. Sit Investment Associates' domestic and international equity portfolios are maintaining diversified holdings in high-quality, growth-oriented companies.

Fixed income markets were roughly flat in June. Both Taxable and Municipal securities returned around 2% for the second quarter of 2012. Sit Investment Associates' taxable fixed income portfolios are positioned defensively for the eventual rise in interest rates that we anticipate. Our strategy in municipal portfolios remains focused on income as the primary source of return over the long term.

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

Municipal Bond Funds May Pay Taxable Dividends

The Sit Minnesota Tax-Free Income Fund and Sit Tax-Free Income Fund paid a small percentage of income (less than 1%) for 2011 that was taxable. The Funds' portfolios include bonds that were purchased at both discounts and premiums. The ratio of income received was slightly higher for "discount" bonds than for the "premium" bonds so a small portion of the income was deemed taxable. For more information about taxable distributions from tax-free funds, see full article.

June Performance Returns Available

Sit Mutual Funds' June 2012 performance returns are available. To view the results go to the Performance page.

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The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.